1(212) 318-6053

keithpisani@paulhastings.com

September 24, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christie Wong

Re:	TPCO Holding Corp.

Registration Statement on Form 10-12G

Filed August 9, 2021

File No. 001-40726

Dear Ms. Wong:

Thank you for taking the time to speak with us this morning (and please thank Mr. Gordon as well). Per our conversation, below is a draft response to comment 25 of the comment letter, dated September 3, 2021, received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission. For your convenience, we have set forth comment 25 below in italics. We would appreciate it if the staff could get back to us on our response as soon as it can due to our registration statement going effective by statute on October 8, 2021 and the need to make sure we have the accounting for the warrants correct at that time.

Draft Response to Comment 25

25.

We note that you account for the sponsor and public warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

There are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrants. In addition, there are no clauses that allow for cashless or net settlement. The Company’s analysis in accordance with ASC 815-40 is laid out below.

Ms. Christie Wong

September 24, 2021

ASC 815-40 requires management to consider both the contingent exercise provisions and the settlement provisions of the instrument and any embedded features in this analysis.

Instrument analysis

Step 1- Evaluation of Contingent Exercise Provisions (ASC 815-40-15-7A)

As per Recital F of the Warrant Agency Agreement dated July 16, 2019 (the “Agreement”), the warrants are exercisable 65 days after consummation of the qualifying transaction. As a result, the only contingent exercise provision is the consummation of a qualifying transaction. Once the warrants become exercisable, there are no further exercise contingencies that need to be met. As this contingent exercise provision is not related to an observable market or index, it does not preclude the warrants from being considered indexed to the Company’s own stock.

Step 2- Evaluation of Settlement Provisions (ASC 815-40-15-7C)

As per Section 3.2(1)(ii) of the Agreement, to exercise the warrants the holder is required to pay the exercise price by certified cheque, bank draft or money order in lawful money of the United States. There is only one settlement mechanism in the Agreement, and that is for the holder to pay the exercise price as described, and for the Company to deliver shares. There are no net settlement provisions that would require the Company to net settle in shares or to net settle in cash. In addition, there is no distinction in the warrant certificate that provides for different settlement treatment depending on the characteristics of the holder of the warrant.

There are several adjustments to the warrant certificates that are detailed in Sections 4.1 to 4.3 of the Agreement. Each of those sections provide adjustments to either the exercise price or the number of shares issuable under each warrant as a result of standard anti-dilution events which are permissible under ASC 815-40-15-7E and 15-7F. The adjustments are applied consistently regardless of the characteristics of the holder of the warrant.

Call option analysis

As per Section 3.3 of the Agreement, the Company has a call option on public warrants and on sponsor warrants that have been transferred to a non-sponsor. The call option is exercisable if the share price is trading at or above $18.00 for 20 days within a 30-day window. If the Company exercises the call option, the public warrants will expire in 30 days unless exercised.

Step 1- Evaluation of Contingent Exercise Provisions (ASC 815-40-15-7A)

This call option is exercisable by the Company based on two contingencies: (i) whether the warrant has been transferred to a non-sponsor, and (ii) whether the price of the common stock is trading above $18. Both of these contingencies must be met in order for the call option to be

Ms. Christie Wong

September 24, 2021

exercisable. Both of these contingent exercise provisions are permissible under Step 1 as they are not based on a market or index other than the Company’s stock price or operations.

Step 2- Evaluation of Settlement Provisions (ASC 815-40-15-7C)

As noted above, settlement upon exercise is always gross. There are no cashless exercise settlement methods that are available to either the sponsor or non-sponsor when the warrants are exercised. As discussed above, there are several adjustments to the warrant certificates that are detailed in Sections 4.1 to 4.3; however those are as a result of standard anti-dilution events which are permissible under ASC 815-40-15-7E and 15-7F. The adjustments are applied consistently regardless of the characteristics of the holder of the warrant.

Overall conclusion

Based on the above analysis, the Company has concluded that there are no provisions that preclude equity treatment of the warrants.

* * *

Please let us know if you have any questions or need additional information.

Sincerely,

/s/ Keith Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

LEGAL_US_E # 158086836.1